

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Mr. Paul Mann
Director of Finance
Continental Minerals Corporation
Suite 1020, 800 West Pender Street
Vancouver, BC, Canada V6C 2V6

        Re: **Continental Minerals Corporation**
                Form 20-F/A for Fiscal Year Ended December 31, 2007
                Filed October 15, 2008
                File No. 0-013978

Dear Mr. Mann:

      We have completed our review of your Form 20-F/A and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Jill S. Davis
                                   Branch Chief